# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 05/29/2026
Amends the filing with accession number 0001011438-26-000364
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Sinha Sumant (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 47,558,982; shared voting power 11,437,641; sole dispositive power 47,558,982; shared dispositive power 11,437,641; aggregate amount beneficially owned 58,996,705 (19.35% of the class)
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.64% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 8 (the "Amendment No.8") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025, October 10, 2025, December 15, 2025 and May 28, 2025 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 8 to the Original Schedule 13D (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 8 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit 99.16 Revised Proposal, dated May 28, 2026, from Canada Pension Plan Investment Board and Sumant Sinha.

## Signatures
- Sinha Sumant: /s/ Sumant Sinha, Sumant Sinha, in person capacity (05/29/2026)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (05/29/2026)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (05/29/2026)